METZGER & McDONALD PLLC
                    (formerly Prager, Metzger & Kroemer PLLC)
                    A PROFESSIONAL LIMITED LIABILITY COMPANY
                        ATTORNEYS, MEDIATORS & COUNSELORS

STEVEN C. METZGER          2626 COLE AVENUE, SUITE 900
DIRECT DIAL 214-740-5030    DALLAS, TEXAS 75204-1083      FACSIMILE 214-523-3838
SMETZGER@PMKLAW.COM               214-969-7600                      214-969-7635
                                 WWW.PMKLAW.COM






                                   May 6, 2005


The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      CabelTel  International   Corporation,   CIK  No.  0000105744;
                  Commission File No. 000-08187

Gentlemen:

         On behalf of CabelTel International Corporation, we are delivering for filing with the Commission Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2004. Amendment No. 3 is filed under cover of Form 10-K/A amending the original filing in order to correct minor references and typographical errors on several pages, which includes an explanation of the changes and attaches replacement pages for inclusion in the Form 10-K bearing the same page numbers as the original pages. The enclosed filing does not materially change any information in the original Form 10-K as filed, nor does it involve any restatement of any financial information.

         Any questions relating to the enclosed filing may be addressed to the undersigned at the address and telephone set forth above or to Gene S. Bertcher, President and Chief Financial Officer of the Registrant at the Registrant's principal executive office address or at 972-407-8400.

                                                  Very truly yours,

                                                  /s/ Steven C. Metzger

                                                  Steven C. Metzger

SCM:ag
Enclosure

cc:      Gene S. Bertcher
         President and Chief Financial Officer
         CabelTel International Corporation
         1755 Wittington Place, Suite 340
         Dallas, TX 75234